

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Pui Lung Ho
Chief Executive Officer
WANG & LEE GROUP, Inc.
5/F Wing Tai Factory Building
3 Tai Yip Street, Kwun Tong,
Kowloon, Hong Kong

> **Re: WANG & LEE GROUP, Inc.**
> **Amendment No. 11 to Registration Statement on Form F-1**
> **Filed March 21, 2023**
> **File No. 333-265730**

Dear Pui Lung Ho:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1/A

General

1. Please update your disclosure to discuss the China Securities Regulatory Commission (CSRC) announcement of the implementation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies which will take effect on March 31, 2023.

       You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Tan, Esq.